SEC FILE NUMBER:    002-98748-D

CUSIP NUMBER:    92909G-10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K or 10-KSB    [  ] Form 20-F    [  ] Form 11-K

[X] Form 10-Q or 10-QSB    [  ] Form N-SAR    [  ] Form N-CSR

For Period Ended:    June 30, 2005

[ ] Transition Report on Form 10-K or 10-KSB	[ ] Transition Report on Form 10-Q or 10-QSB
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I.
REGISTRANT INFORMATION

Full name of registrant: VSUS Technologies Incorporated

Former name if applicable:

Address of principal executive office (Street and number): 444 Madison Ave., 24th Floor

City, state and zip code: New York, New York 10022

PART II.
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

We were not able to file, without unreasonable effort and expense, our Quarterly Report on Form 10-QSB, for the three-month period ended June 30, 2005, on or prior to August 15, 2005, because we recently (a) changed independent auditors (as reported in our Current Report on Form 8-K, dated May 13, 2005), and (b) acquired 1stAlerts, Inc., a Delaware corporation (as reported in our Annual Report on Form 10-KSB, for the year ended December 31, 2004), and our new independent auditors have not yet completed their review of our combined consolidated financial statements. It is anticipated that our Quarterly Report on Form 10-QSB, for the three-month period ended June 30, 2005, along with our unaudited financial statements for such period, will be filed on or before the 5th calendar day following the prescribed due date.

PART IV.
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eliyahu Kissos	(212)	972-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    Yes            No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    Yes            No

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, due to our former parent's acquisition of our company, as of April 15, 2004. Prior to such transactions, our former parent, the predecessor filer, had substantially no business operations. Subsequently, our former parent merged with and into our company, as of June 9, 2004. In addition, as stated in Part III above, we recently acquired 1stAlerts, and, as a result, have significantly changed the focus of our business operations.

VSUS TECHNOLOGIES INCORPORATED
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	By: /s/ Eliyahu Kissos Name: Eliyahu Kissos Title: President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).